UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Getaround, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37427G101

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Amanda Sanchez-Barry

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37427G101	13D	Page 1 of 14 pages

1	Names of Reporting Persons SVF Fetch (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,630,436
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,630,436

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,630,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

CUSIP No. 37427G101	13D	Page 2 of 14 pages

1	Names of Reporting Persons SVF Sync Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,630,436
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,630,436

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,630,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

CUSIP No. 37427G101	13D	Page 3 of 14 pages

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,630,436
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,630,436

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,630,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person PN

CUSIP No. 37427G101	13D	Page 4 of 14 pages

1	Names of Reporting Persons Softbank Vision Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,630,436
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,630,436

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,630,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person PN

CUSIP No. 37427G101	13D	Page 5 of 14 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M2) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,885,948
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,885,948

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,885,948
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person PN

CUSIP No. 37427G101	13D	Page 6 of 14 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,516,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,516,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,516,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person CO

CUSIP No. 37427G101	13D	Page 7 of 14 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Getaround, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 55 Green Street, San Francisco, California 94111.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF Fetch (Cayman) Limited

SVF Sync Holdings (Cayman) Limited

SVF Holdings (UK) LLP

Softbank Vision Fund L.P.

SoftBank Vision Fund (AIV M2) L.P.

SB Investment Advisers (UK) Limited (“SBIA UK”)

Each of SVF Fetch (Cayman) Limited and SVF Sync Holdings (Cayman) Limited is organized under the laws of the Cayman Islands. SoftBank Vision Fund L.P. is organized under the laws of Jersey. SoftBank Vision Fund (AIV M2) L.P. is organized under the laws of the State of Delaware. Each of SVF Holdings (UK) LLP and SBIA UK is organized under the laws of England and Wales.

The business address of each of SVF Fetch (Cayman) Limited and SVF Sync Holdings (Cayman) Limited is c/o Walkers Corp Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of SoftBank Vision Fund L.P. is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH. The business address of SoftBank Vision Fund (AIV M2) L.P. is 251 Little Falls Drive, Wilmington, DE 19808. The business address of each of SVF Holdings (UK) LLP and SBIA UK is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBIA UK are Rajeev Misra, Saleh Romeih and Neil Hadley (collectively, the “Directors”).

Mr. Misra, Chief Executive Officer of SBIA UK, is a citizen of the United Kingdom. Mr. Romeih, Managing Partner, EMEA of SBIA UK, is a citizen of France. Mr. Hadley, Managing Partner and Chief Operating Officer of SBIA UK, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 37427G101	13D	Page 8 of 14 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination (as defined below), SVF Fetch (Cayman) Limited’s and SoftBank Vision Fund (AIV M2) L.P.’s existing common stock in Getaround, Inc., a Delaware corporation (“Legacy Getaround”), automatically converted into shares of Common Stock of the Issuer in accordance with the Merger Agreement.

Item 4.	Purpose of Transaction.

Business Combination

On December 8, 2022 (the “Closing Date”), pursuant to and as contemplated by an Agreement and Plan of Merger, dated May 11, 2022 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), TMPST Merger Sub I Inc., a Delaware corporation and newly formed, wholly owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and newly formed, wholly owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Legacy Getaround, (i) First Merger Sub merged with and into Legacy Getaround (the “First Merger”), with Legacy Getaround being the surviving corporation of the First Merger and (ii) immediately following the First Merger, Legacy Getaround merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the Mergers and other transactions described in the Merger Agreement, the “Business Combination”), with Second Merger Sub being the surviving company of the Second Merger. Following the consummation of the Business Combination (the “Closing”), InterPrivate II changed its corporate name to “Getaround, Inc.”

In connection with the Closing, (i) all shares of common stock of Legacy Getaround (including shares of Legacy Getaround common stock issued upon exercise of Legacy Getaround warrants that are exercisable in accordance with their terms for Legacy Getaround capital stock and conversion of Legacy Getaround preferred stock, Legacy Getaround non-voting common stock and convertible notes other than convertible bridge notes, in each case immediately prior to the Closing) were cancelled and converted into the right to receive shares of the Common Stock, (ii) all outstanding in-the-money vested Legacy Getaround stock options were converted into the right to receive shares of Common Stock on a net settlement basis and all other Legacy Getaround stock options were assumed by the Issuer and converted into options to purchase shares of Common Stock, (iii) all outstanding unvested Legacy Getaround restricted stock units were assumed by the Issuer and converted into restricted stock units of the Issuer and (iv) all outstanding Legacy Getaround convertible bridge notes were converted in accordance with their terms into shares of Common Stock. As a result, upon the Closing, SVF Fetch (Cayman) Limited acquired 8,630,436 shares of Common Stock and SoftBank Vision Fund (AIV M2) L.P. acquired 12,885,948 shares of Common Stock.

CUSIP No. 37427G101	13D	Page 9 of 14 pages

In addition, as specified further in the Merger Agreement, SVF Fetch (Cayman) Limited and SoftBank Vision Fund (AIV M2) L.P. will be entitled to receive 4,041,743 shares and 6,034,653 shares of Common Stock, respectively, in each case issuable as earnout shares (the “Earnout Shares”) based on the daily volume weighted average price of the Issuer’s Common Stock achieving various price targets ($13.50, $17.00, $25.00, $30.00, $37.00, $46.00 and $55.00) for a period of at least 20 days out of 30 consecutive trading days, as may be adjusted, and the rights to receive the Earnout Shares will expire on the seventh anniversary of the Closing Date.

Registration Rights Agreement

In connection with the consummation of the First Merger, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with certain of its securityholders, including SVF Fetch (Cayman) Limited and SoftBank Vision Fund (AIV M2) L.P.

Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to file a registration statement to register the resale of certain securities of the Issuer held by the securityholders and agreed to provide “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights Agreement further provides for the securities of certain securityholders, including SVF Fetch (Cayman) Limited and SoftBank Vision Fund (AIV M2) L.P., to be locked up for a period beginning on the Closing Date and ending on the date that is 180 days after the Closing Date; provided, however, that the lock-up will expire with respect to 50% of the securities, if prior to the applicable lock-up expiration date, on the date on which the sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, and the lock-up will expire with respect to the remaining 50% of the securities, if subsequent to the Closing Date and prior to the applicable lock-up expiration date, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The foregoing descriptions of the Merger Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached as exhibits hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 37427G101	13D	Page 10 of 14 pages

Subject to the lock-up provision in the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 37427G101	13D	Page 11 of 14 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 92,085,974 shares of Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Fetch (Cayman) Limited	8,630,436	9.4%	0	8,630,436	0	8,630,436
SVF Sync Holdings (Cayman) Limited	8,630,436	9.4%	0	8,630,436	0	8,630,436
SVF Holdings (UK) LLP	8,630,436	9.4%	0	8,630,436	0	8,630,436
Softbank Vision Fund L.P.	8,630,436	9.4%	0	8,630,436	0	8,630,436
SoftBank Vision Fund (AIV M2) L.P.	12,885,948	14.0%	0	12,885,948	0	12,885,948
SB Investment Advisers (UK) Limited	21,516,384	23.4%	0	21,516,384	0	21,516,384

SVF Fetch (Cayman) Limited is the record holder of 8,630,436 shares of Common Stock. SoftBank Vision Fund (AIV M2) L.P. is the record holder of 12,885,948 shares of Common Stock.

Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Sync Holdings (Cayman) Limited, which is the sole owner of SVF Fetch (Cayman) Limited. SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of each of Softbank Vision Fund L.P. and SoftBank Vision Fund (AIV M2) L.P. As AIFM, SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of Softbank Vision Fund L.P.’s and SoftBank Vision Fund (AIV M2) L.P.’s investments. As a result of these relationships, the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership.

(c) Except as set forth in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 37427G101	13D	Page 12 of 14 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Merger Agreement, dated as of May 11, 2022, by and among InterPrivate II Acquisition Corp., TMPST Merger Sub I Inc., TMPST Merger Sub II LLC, and Getaround, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2022).

3	Amended and Restated Registration Rights Agreement, dated December 8, 2022, by and among Getaround, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2022).

CUSIP No. 37427G101	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2022

SVF Fetch (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Sync Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Holdings (UK) LLP

By: Softbank Vision Fund L.P., its Managing Member
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund L.P.

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund (AIV M2) L.P.

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. 37427G101	13D	Page 14 of 14 pages

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel